Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bazooka Jane Inc. dba Trusst Brands
6600 Hamilton Avenue
Pittsburgh, PA 15206
www.trusstbrands.com

Up to $106,999.56 in Common Stock at $1.74
Minimum Target Amount: $9,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bazooka Jane Inc. dba Trusst Brands
Address: 6600 Hamilton Avenue, Pittsburgh, PA 15206
State of Incorporation: DE
Date Incorporated: August 15, 2014

Terms:

Equity

Offering Minimum: $9,999.78 | 5,747 shares of Common Stock
Offering Maximum: $106,999.56 | 61,494 shares of Common
Stock **Type of Security Offered:** Common Stock
Purchase Price of Security Offered: $1.74
Minimum Investment Amount (per investor): $177.48

Early Bird Perks

- First 7 days - 10% bonus shares
- Next 14 days - 5% bonus shares

Volume Perks

Invest $177+

Owners Tier

- "Owners Only" product feedback channel and cccess to events in our showroom, including free use of the space (within scheduled slots)

Invest $1,000+

Lifetime VIP Tier

All of the above + Lifetime VIP membership which gives you early access to products, exclusive releases, discounts and gifts

Invest $5,000+

Celebration Tier

All of the above + an invite to our annual "Trusst Us" celebration at our office in Pittsburg

Invest $15,000+

Founders Tier

All of the above + an opportunity to meet the team, come to the office and go out to dinner with the founding team (airfare included)

Invest $35,000+

Executive Tier

All of the above + 10% additional bonus shares on your investment

The 10% Bonus for StartEngine Shareholders

Trusst Brands will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $1.74/ share, you will receive 1,100 shares of Common Stock, meaning you'll own 1100 shares for $1740. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

The Company and its Business

Company Overview

Trusst has re-invented the bra to better serve the plus size woman. We are a direct-to-consumer brand that has used advanced industrial design and engineering principles to build a product that brings support and comfort to a consumer who has long been ignored by the traditional (and new) bra brands. Over the last 24 months, we have seen significant consumer traction and are currently looking for growth capital to fuel and accelerate our position as the best bra for women with larger breasts.

Competitors and Industry

The N.A. Bra and Underwear market is ~$20 billion (per NPD and Coresight Reserach), growing at slightly above GDP. The plus size segment (38+ bands) of the market represents ~45% of that total and is growing at 2-3x the overall market. The largest incumbent competitors are Victoria's Secret, Soma, and Lane Bryant (with Lane Bryant being the closest competitor in the plus size part of the market). Beyond these large incumbents, there are a number of smaller incumbents as well as a number of new attackers. The new attackers are led by ThirdLove, and the innovation they are bringing to the market is related to taking category sales on-line, not product differentiation. On net, the market is large and growing, with signifcant share shift occurring due to new attackers and shifting consumer desires.

Current Stage and Roadmap

Trusst has existed for nearly 5 years - the first 2 years were focused on product development and the past 2.5 years have been focused on market penetration. Since commercial launch in late 2016/early 2017, we have seen signficiant revenue growth as we have built market awareness and evolved our product line. In that time, we have launched 3 new bra styles, re-designed one of our intial bras, and exited 2 of our styles (1 exit is still in progress). As we look forward, we see opportunity to continue to build out the bra product line into new occasions, as well as opportunity to expand into new categories (e.g., undies, sleep, lounge). The specific timeline for these new categories isn't precisely defined, but we are currently targeting the launch of undies in late 2020, sleep in late 2021, and lounge in 2022.

The Team

Officers and Directors

Name: Bill Besselman

Bill Besselman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Lead the overall strategic direction and execution of the company

Other business experience in the past three years:

- **Employer:** Thread
  Title: COO
  Dates of Service: April 15, 2016 - January 01, 2018
  Responsibilities: Lead the operational and financial execution for the company

Other business experience in the past three years:

- **Employer:** Under Armour
  Title: VP, Strategy and Consumer Insights
  Dates of Service: November 01, 2012 - January 01, 2016
  Responsibilities: Lead the overall corporate strategy development for UA and bring the persecutive of the consumer into the organization

Name: Sophia Berman

Sophia Berman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Founder, Director and Chief Creative Officer
  Dates of Service: August 15, 2014 - Present
  Responsibilities: Lead the product development and creative voice for the company. Act as the spokesperson and representative for the entire organization in public forums.

Name: Jay Hirsh

Jay Hirsh's current primary role is with Breaktrail Ventures. Jay Hirsh currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Jay sits on the board and provides guidance, advice, and input on all strategic and operational decisions the company makes.

Other business experience in the past three years:

- **Employer:** Breaktrail Ventures
  Title: Managing Partner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Jay runs the BreakTrail investment fund - including identifying, engaging, and investing in select portfolio companies

Other business experience in the past three years:

- **Employer:** KH Endeavor Capital
  Title: Partner
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Source, identify, and assess potential investments

Name: Betsy Schumacher

Betsy Schumacher's current primary role is with Bath and Body Works. Betsy Schumacher currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Betsy sits on our board and provides strategic, operational, product, and brand advice and input to our team.

Other business experience in the past three years:

- **Employer:** Bath and Body Works
  Title: EVP Merchandising
  Dates of Service: October 01, 2018 - Present
  Responsibilities: She is the business leader for the multi-billion $ Body Care products business - this includes product assortment, pricing, and margin management.

Other business experience in the past three years:

- **Employer:** Outdoor Voices
  Title: Senior Advisor
  Dates of Service: October 01, 2017 - April 30, 2018
  Responsibilities: Providing insight and advice to the Senior Executive team

Other business experience in the past three years:

- **Employer:** Gymboree
  Title: GMM Gymboree and Outlet
  Dates of Service: April 01, 2015 - June 01, 2017
  Responsibilities: She was the merchant leader for the core stores and outlet stores business, including product assortment, pricing, and margin management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Equity should only be undertaken by persons whose financial resources are sufficient

to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Bazooka Jane was formed in August, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bazooka Jane has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Trusst Bras is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on www.trusstbrands.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bazooka Jane could harm our reputation and materially negatively impact our financial condition and business.

Industry Fluidity and Uncertainty

The retail industry, and the bra and undies category specifically, is by its' very nature volatile and ever changing. The industry is driven by the tastes and desires of individual consumers, leading to unforeseen changes in demand over time. As a player within this landscape, Trusst Brands may be affected negatively as consumer demand shifts away from our product and/or does NOT align with the styles and colors we have developed.

Supply Chain Timing and Volatility

The Trusst Brands supply chain is global - across the US and Asian market places - which brings along inherent market and political risks. There may be changes in market forces, currency prices, political decisions, and/or natural forces that either elongate the timing of our supply chain or increase the cost of our supply chain.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William Besselman	227,555	Seed Stock	24.55
William Besselman	593,000	Common Stock	24.55
William Besselman	588,235	Series A Preferred Stock	24.55
Sophia Berman	1,240,000	Common Stock	21.61

The Company's Securities

The Company has authorized Common Stock, Seed Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 61,494 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 2,718,750 outstanding.

Voting Rights

1 vote per share; can be amended by Preferred share holders

Material Rights

Of the 2,718,750 shares, 756,250 are already issued AND 1,962,500 are Options

Seed Stock

The amount of security authorized is 1,412,201 with a total of 1,096,213 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock or Seed Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock or Seed Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock and Seed Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. The Preferred Stock will vote together with the Series Seed Stock and the Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law. Each share of the Preferred Stock and Series Seed Stock, respectively, will have a number of votes equal to the number of shares of the Common Stock then issuable upon conversion of such share of the Preferred Stock or Series Seed Stock, as applicable.

Material Rights

1.2 Seed Stock Dividend Preference. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation), after payment in full of the Series Preferred Stock Dividend Preference in accordance with Section 1.1 above, the holders of the Seed Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Seed Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Seed Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Seed Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Seed Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1.2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Seed Stock dividend. The "Seed Original Issue Price" shall mean $1.0200 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Seed Stock.

2.2 Payments to Holders of Seed Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, after the payment in full of the Series A Liquidation Amount with respect to each share of Series A Preferred Stock outstanding immediately prior to such event, the holders of shares of Seed Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or the Available Proceeds, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) 1.0 times the Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Seed Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence per share of Seed is hereinafter referred to as the "Seed Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, such assets or Available Proceeds, as applicable, shall be insufficient to pay the holders of shares of Seed Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Seed Stock shall share ratably in any distribution of such assets or Available Proceeds, as applicable, in proportion to the respective amounts which would otherwise be payable in respect of the shares of Seed Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Preemptive rights: All Investors shall have a pro-rata right, based on their fully-diluted percentage equity ownership in the Company to participate in subsequent issuances of equity securities of the Company at the then current offering prices for such equity securities

Optional Conversion: At the option of the Investor, the Preferred Stock or Series Seed Stock may be converted into Common Stock at an initial conversion ratio of 1:1. The Preferred Stock and Series Seed Stock will be automatically converted into shares of the Common Stock, at the then-applicable conversion rate (i) if the holders of at least a majority of the outstanding Preferred Stock consent to such conversion or (ii) upon the closing of a Qualified IPO (defined as a qualified public offering of the Common Stock of the Company at least 10.0 times the Per Share Price).

Series A Preferred Stock

The amount of security authorized is 1,960,784 with a total of 1,924,200 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock or Seed Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock or Seed Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock and Seed Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Each share of the Preferred Stock and Series Seed Stock, respectively, will have a number of votes equal to the number of shares of the Common Stock then issuable upon conversion of such share of the Preferred Stock or Series Seed Stock, as applicable.

Material Rights

Preemptive rights: All Investors shall have a pro-rata right, based on their fully-diluted percentage equity ownership in the Company to participate in subsequent issuances of equity securities of the Company at the then current offering prices for such equity securities

Dividend preference: 1.1 Series A Preferred Stock Dividend Preference. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock (the "Series A Preferred Stock Dividend Preference") in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or setsaside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1.1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "Series A Original Issue Price" shall mean $1.0200 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Seed Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) 1.0 times the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence per share of Series A Preferred Stock is hereinafter referred to as the "Series A Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, such assets or Available Proceeds, as applicable, shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of such assets or Available Proceeds, as applicable, in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.3 Series A Preferred Stock Protective Provisions. At any time when at least 250,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Director elections: Sole rights to elect 2 directors of the 5 seats

Bring along rights: The holders of Common Stock and Series Seed Stock shall be required to enter into an agreement with the holders of the Series A Preferred that provides that all such holders of Common Stock and Series Seed Stock and the remaining holders of the Series A Preferred will vote their shares in favor of a transaction in which 50% or more of the voting power of the Company is transferred or any other Deemed Liquidation and which is approved by the holders of 50% of the outstanding shares of Preferred Stock, on an as-converted basis

Optional Conversion: At the option of the Investor, the Preferred Stock or Series Seed Stock may be converted into Common Stock at an initial conversion ratio of 1:1. The Preferred Stock and Series Seed Stock will be automatically converted into shares of the Common Stock, at the then-applicable conversion rate (i) if the holders of at least a majority of the outstanding Preferred Stock consent to such conversion or (ii) upon the closing of a Qualified IPO (defined as a qualified public offering of the Common Stock of the Company at least 10.0 times the Per Share Price).

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Series A Preferred Stock
  Type of security sold: Equity

Final amount sold: $1,300,000.00
Number of Securities Sold: 1,274,510
Use of proceeds: We raised $1.3m thru an issue of Preferred Stock and Seed Stock. We used the investment for 3 things: Growth marketing; Team/Capability building; inventory
Date: November 01, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,100,000.00
  Use of proceeds: The investment was used primarily for product development, web site development, and initial market entry
  Date: August 01, 2015
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2017 was the first full year in commercial operation for our bra and web site. We delivered $65,523 in net revenue as we leveraged our KickStarter audience to begin to build awareness for the product. At the gross margin level, we had a loss of $5,895 as we paid a higher cost for producing the initial bras. We invested $58,331 in marketing - primarily digital - to build our on-line awareness and drive traffic to our web site. The result of these initial investments was an Operating Loss of $237,363. Additionally, we had $52,855 in deferred interest expense related to our convertible notes and $52,000 in non-operating costs related write off of early stage product development effort. Net Loss for the year was $304,858 on net sales of $65,523.

We ended 2017 with $71,611 in cash and $44,753 of inventory for total Current Assets of $116,449 on the Balance Sheet. Additionally, we had $116,310 in Equipment (associated with making our bra cups) and $32,126 in Patent value to round out our Total Assets of $237,156. Offsetting these assets was $101,216 of Current Liabilities,

$994,034 in Long Term Liabilities (Convertible Notes), and ($858,094) in Shareholders Equity.

2018 was a year of strong growth as we began gaining traction and awareness of the product, launched 2 new bras, and invested to grow the team. The result of these actions was $272,134 in net revenue or a 4.2x growth over 2017 net revenue. At the Gross Margin level, we were able to translate our scale to improved product costs and deliver a gross margin of $121,925 or 44.8% gross profit. Our marketing investment grew to $325,057 (5.6x growth over 2017) as we added investment in Google Ad words, Facebook, and affiliate networks to drive web traffic. At the Operating Income level, we lost $642,061 (a 2.7x growth over 2017) as we began to scale some of our SG&A expenses relative to revenue growth. Additionally, we had $87,014 in deferred interest expense related to our convertible notes and $110,387 in non-operating costs related to write off of additional early stage product development efforts. Net Loss for the year was $769,645 (a 3.3x growth over 2017) on net revenue of $272,134.

We finished 2018 with $97,699 in cash and $222,957 of inventory total Current Assets of $320,656 on the Balance Sheet. Additionally, we had about $150,000 of Equipment, Computer Equipment, and Furniture and $32,126 in Patent value to round out our Total Assets of $459,064 (a 1.9x growth over 2017). Offsetting these assets was $211,572 in Current Liabilities, $60,260 in Long Term Liabilities, and $187,233 in Shareholders Equity.

Historical results and cash flows:

As we look forward, we expect to continue to fund growth at our current levels thru investment in product development, marketing, and our team's capabilities. As noted, we will continue to invest in digital marketing to drive traffic, though we expect to improve our efficienfcy of this ad spend in the next 12-24 months, enhancing profitability. Additionally, we will invest in product development to expand the product portfolio to support our growth. At the same time, due to a shift in operations location and scale benefits, we expect to see margin expansion at the gross margin level as product costs come down. We expect these shifts to balance out and deliver profitability over the next 24 months, but we are likely to continue to see Net Income losses until that time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have ~$85,000 in cash on hand and have access to $25,000 in various lines of credit. Additionally, we have access to a platform that allows us to raise working capital to fund our inventory investment needs over time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

These funds will be critical for the success of the enterprise. Currently, we are moving towards operating cash flow breakeven so we can fund our operations thru revenue, but we will still need capital to fund inventory and new product development - these funds will be help remove risk from our revenue/operating plan as well as allow us to make the necessary investments in inventory and R&D.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, they are necessary for the viability of the company. We are, of course, looking for other sources of capital to support our growth and development, but this is one of the key sources for Trusst.

That said, the cash we raise from this first round of investment with StartEngine will represent about 50% of the available liquid cash the company has on hand.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As noted earlier, we expect to get to operating cash flow breakeven in the next 30-60 days - this will alleviate our need for funds to oeprate the business. That said, these funds will create a "cushion" to that executon and allow us to invest in key growth drivers for long term success.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise the maximum level, we should be able to operate the company for 6-9 months without taking any additional capital. If we are able to leverate other sources of capital to fund inventory investment, that timing stretches out to 9-12 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, as noted, we have a source available to us to generate capital investment to specifically support inventory investment. The payback of this capital is premised on revenue growth, so it isn't a "cure all" but it does provide us time to scale. Additionally, we do have limited access to additioanl investment from our existing investors.

Indebtedness

- **Creditor:** PNC
  Amount Owed: $37,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2020

- **Creditor:** Shopify Capital
  Amount Owed: $46,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2020

- **Creditor:** Clearbanc
  Amount Owed: $35,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2020

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,986,143.62

Valuation Details:

We completed a 409A valuation in July, 2018 that valued the company at $2.0m using TTM (trailing twleve months) revenue market multiples against comparable companies in our industry (e.g., American Eagle, Buckle, Boozt SA, amongst others). At that time, our TTM Gross Revenue was $178,000. At the end of 2018, our TTM gross revenue was $406,000 - a 2.28x increase - putting the value of the company using those same mutliples at $4.6m. Additionally, we took a cash investment of $0.55m at the end of 2018, putting our enterprise value at ~$5.2m ($4.6m market value plus $0.6m cash). This aligns closely with the $4.8m valuation we received via the outside investment we received at the end of 2018 (post cash investment). In summary, our best estimate of the value of Trusst at the end of 2018 is between $4.8 and 5.2m. Since the end of 2018, we have grown our revenue by nearly 3x (July YTD 2019 Gross Sales of $498,000 vs July YTD 2018 Gross Sales of $165,700), so a doubling of the valuation from $5.0m (the middle of the range) to $10m seems appropriate.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Platform fees*
  96.5%
  StartEngine Platform fees

If we raise the over allotment amount of $106,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  We will be investing in Google, affiliates, and select social channels to drive awareness and consideration of Trusst. Additionally, we will be investing in re-targeting advertising to follow up with all consumers who visit our pages. Last, but not least, we will use the investment to develop unique content that communicates the key differences and benefits of the Trusst products.

- *Research & Development*
  30.0%
  Our R&D falls into 2 categories: our cup technology and new product designs. We will be developing new cup sizes/shapes and finishes with this investment. Additionally, we will leverage the investment to develop bras for new wearing occasions.

- *Company Employment*
  18.0%
  To be successful in our marketing and product development, we will need to bring new capability onto our team. With this funding, we will hire 5-6 people to support the growth and investment of marking and product development.

- *Inventory*
  15.0%
  Inventory is the life-blood of any retailer. To that end, we will use a limited amount of the investment to cover some of our "chase" inventory needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.trusstbrands.com (In the About section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trusstbrands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tap Systems Inc.

[See attached]

I, Bill Baudm , the CEO (Principal Executive Officers) of Bazooka Jane, Inc., hereby certify that the financial statements of Bazooka Jane, Inc. and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns, were total income of $ 272,134 ; taxable income of $ (769,645) and total tax of $ Ø .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8/6/19 (Date of Execution).



_____ (Signature)

CEO _____ (Title)

8/6/19 _____ (Date)

BAZOOKA JANE, INC
DBA TRUSST BRANDS
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

BAZOOKA JANE, INC.
DBA TRUSST BRANDS
Index to Financial Statements
(unaudited)

BAZOOKA JANE, INC
DBA TRUSST BRANDS
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Current Assets		
Cash and Cash Equivalents	$ 97,699	$ 71,611
Accounts Receivable	-	-
Inventory	222,957	44,753
Other Current Assets	-	85
Total Current Assets	320,656	116,449
Fixed Assets		
Machinery and Equipment	119,979	116,310
Furniture and Fixtures	2,928	-
Computer Equipment	28,301	-
Patent	32,126	32,126
Accumulated Depreciation	(44,199)	(27,729)
Accumulated Amortization	(727)	-
Total Fixed Assets	138,408	120,707
	$ 459,064	$ 237,156
Liabilities		
Current Liabilities		
Credit Cards	$ 76,310	$ 66,670
Accrued Expenses	27,160	34,525
Other Current Liabilities	108,102	21
Total Current Liabilities	211,572	101,216
Long-Term Liabilities:		
Accrued Interest	10,260	94,034
Convertible Debt	50,000	900,000
Total Long-Term Liabilities	60,260	994,034
Total Liabilities	271,832	1,095,250
Equity		
Stockholders' Equity (Deficit)		

Common Stock, $0.001 par value, 15,000,000 shares authorized, 1,852,462 and 756,250 shares issued and outstanding, as of December 31, 2018 and 2017		1,852		756
Preferred Stock, $0.001 par value, 3,372,985 shares authorized, 1,201,827 shares issued and outstanding, as of December 31, 2018		1,202		-
Additional Paid In Capital		1,862,673		50,000
Retained Earnings		(908,850)		(603,992)
Net Income		(769,645)		(304,858)
Total Stockholders' Equity (Deficit)		187,233		(858,094)
	$	**459,064**	$	**237,156**

BAZOOKA JANE, INC.
DBA TRUSST BRANDS
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 272,134	$ 65,523
Cost of Goods Sold	(150,209)	(71,418)
Gross Margin	121,925	(5,895)
Expenses		
Advertising and Marketing	325,057	58,331
General and Administrative Expenses	438,929	173,137
Total Expense	763,986	231,468
Operating Income/(Loss)	(642,061)	(237,363)
Depreciation Expense	(16,470)	(15,495)
Amortization Expense	(727)	-
Non Operating Expenses		
Interest Expense	(87,014)	(52,855)
Other Income/(Expense)	(23,372)	855
Total Non Operating Expenses	(110,387)	(52,000)
Provision for Income Tax	-	-
Net income/(Loss)	$ (769,645)	$ (304,858)

BAZOOKA JANE, INC
DBA TRUSST BRANDS
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Common stock		Preferred Stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
December 31, 2016	756,250	$ 756	-	$ -	$ 50,000	$ (603,992)	$ (553,236)
Net Income (Loss)	-	-	-	-	-	(304,858)	(304,858)
December 31, 2017	756,250	756	-	-	50,000	(908,850)	(858,094)
Conversion of Notes	1,096,212	1,096	600,670	601	1,263,274	-	1,264,971
Issuance of Preferred Stock	-	-	601,157	601	549,399	-	550,000
Net Income (Loss)	-	-	-	-	-	(769,645)	(769,645)
December 31, 2018	1,852,462	$ 1,852	1,201,827	$ 1,202	$ 1,862,673	$ (1,678,495)	$ 187,233

7

BAZOOKA JANE, INC
DBA TRUSST BRANDS
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income/(Net Loss)	$ (769,645)	$ (304,858)
Depreciation Expense	16,470	15,495
Amortization Expense	727	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	-	-
Inventory	(178,204)	21,072
Other Current Assets	85	(85)
Credit Cards	9,639	42,210
Accrued Expenses	(7,365)	22,881
Other Current Liabilities	108,081	(30)
Net Cash Provided By Operating Activities:	**(820,212)**	**(203,315)**
Cash flows from Investing activities		
Fixed Assets	(34,898)	(13,489)
Patent	-	(5,507)
Net Cash Used In Investing Activities	**(34,898)**	**(18,996)**
Cash flows from Financing activities		
Convertible Debt	(933,774)	277,798
Proceeds from Issuance of Stocks	1,814,971	-
Net Cash Provided By Financing Activities	**881,197**	**277,798**

Net (decrease) increase in cash and cash equivalents		26,088		55,487
Cash and cash equivalents at beginning of period		71,611		16,124
Cash and cash equivalents at end of period	$	**97,699**	$	**71,611**

NOTE 1 – NATURE OF OPERATIONS

Bazooka Jane, Inc. dba Trusst Brands was formed on August 15, 2014 ("Inception") in the State of Delaware. The financial statements of Bazooka Jane, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pittsburg, Pennsylvania.

We started with a mission: to design a new bra support technology that supports your curves in a totally new way. Trusst has re-invented the bra to better serve the plus size woman. We are a direct-to-consumer brand that has used advanced industrial design and engineering principles to build a product that brings support and comfort to a consumer who has long been ignored by the traditional (and new) bra brands. Over the last 24 months, we have seen significant consumer traction and are currently looking for growth capital to fuel and accelerate our position as the best bra for women with larger breasts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and PA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Notes
From June 29, 2015 to December 31, 2017, the company entered into $900,000 Convertible Notes Agreements. During 2018, the convertible notes of $900,000 and related accrued interest of $94,034 were converted into 886,044 shares of common stock and 600,670 of preferred shares.

From January 31,2018 to December 31, 2018, the company entered into $250,000 Convertible Notes Agreements. The convertible notes of $250,000 and related accrued interest of $10,260 were converted into $282,828 preferred shares.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In April 2015, the company entered a month to month three years rental lease agreement with a certain owner for an office. The monthly rent was $1,350. The lease ended in April 2018, and new month to month lease was signed in the same amount of $1,350 through January 2019.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock at $0.001 par value. As of December 31, 2018, and 2017, the company has issued 1,852,462 and 756,250 shares of common stock respectively.

Preferred Stock
We have authorized the issuance of 3,372,985 shares of our preferred stock at $0.0001 par value. As of December 31, 2018, and 2017 the company has issued 1,201,827 and 0 shares of preferred stock respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are currently no related parties.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 3, 2019 the issuance date of these financial statements.

As of April 30, 2019, we have $40,000 revenue-based financing from Clearbanc (we pay a % of revenue on a daily basis until its paid back).

As of May 30, 2019, we have $43,000 revenue-based financing from Shopify Capital (we pay a % of revenue on a daily basis until its paid back).

As of July 24, 2019, we have $145,000 inventory financing from KickFurther that is paid back based on revenue performance.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Start Investing Edit My Campaign Diana C.

This offering is not live or open to the public at this moment.

Trusst Brands

Comfort, Redefined by Women

Website Pittsburgh, PA FASHION & APPAREL

$0.00 raised

0 Investors | Days Left

% Equity Offered | $9.99M Valuation

Equity Offering Type | $177 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Trusst has re-invented the bra to better serve the plus size woman. We are a direct-to-consumer brand that has used advanced industrial design and engineering principles to build a product that brings support and comfort to a consumer who has long been ignored by the traditional (and new) bra brands. Over the last 24 months, we have seen significant consumer traction and are currently looking for growth capital to fuel and accelerate our position as the best bra for women with larger breasts.

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- 4X Revenue growth in 2018 and on pace for another 4X revenue increase in 2019.
- Patented protected technology that has earned praise as the "Most Supportive Bra for plus size women" and featured in articles Bustle, Forbes and Refinery29.
- The most supportive and comfortable bra for the curvy woman.

THE PROBLEM

CURRENT BRA DESIGNS ARE OUTDATED

While almost every woman in America wears a bra, **the traditional underwire design does not provide adequate support and comfort**, especially for the D+ woman. Underwire bras are structural but are not scaled appropriately based on breast weight. This causes a number of **discomforts for the wearer**:

- Back and shoulder strain from a weight imbalance
- Shoulder grooves from weight-bearing shoulder straps
- Rashes and chafing from uncomfortable materials
- Lack of confidence

> Normally I can't wait to get my *bra off* as soon as I get home from work. The *underwire becomes uncomfortable* and the longer I wear it *the more miserable I get...*
> - Jennifer K

The industry-standard model size is a 34B, which weighs about **2lbs**. A 44G bra size, which weighs about **8lbs**, uses the same underwire system, just scaled to be a "larger U," without more support underneath the breast. This causes the pain points above, but why? Women's bodies don't always grow in height just because they grow wider!

THE SOLUTION

A 3-D **PATENTED** BRA SUPPORT **TECHNOLOGY**

Trusst bras take a weight off your shoulders and reduce pain points caused by underwire bras. Designed by founder Sophia Berman, an industrial designer, our patented 3D system supports from underneath, and **uses your body's core to do the heavy lifting** rather than relying on shoulder straps to pull breast weight from above. Our bras are designed with real customers' needs in mind and are the only bras that actually support the D+ woman.


TRUSST
Patented Support Technology Means Unmatched Support
THEIRS
Same Underwire as Before

> ...This bra is *still comfortable* at 9:00 pm! I have tried so many bras, spent more money than I care to admit, and I am always disappointed. I had *almost given up.* Trusst is *really different.*
> - Jennifer K

Below are **just a few of the *many* benefits** the Trusst technology provides:

- No more poking or stabbing from underwires
- Relief from pressure on the shoulders
- Reduced back pain
- An antimicrobial, wicking lining, which prevents rashes, chafing, and boob sweat


NO MORE SHOULDER DENTS


NO MORE POKING WIRES



NO MORE BACK PAIN



NO MORE BOOBSWEAT

OUR TRACTION

4X REVENUE GROWTH
YEAR OVER YEAR

Over the last 24 months, we have grown in revenue, product assortment, and talent. We have also grown to become a resource and support for our customers and for women as we discuss sizing, women's issues, and continue to innovate on products that solve problems and improve her lifestyle.

Our biggest successes to date:

- Grown 4x in revenue from 2017 to 2018 and **on-track to grow over 4x in revenue from 2018 to 2019**
- Raised over **$2 million in funding** since 2015
- Lean operations and management as the company has grown
- Launched and iterated on products to **continue producing designs based on customer needs**
- Growing an **authentic community of women** through repeat customers and dozens of Board of Trusstees ambassadors



ASSUMPTIONS
Based on industry projections, we see costs going down relative to revenue as we continue to increase our margins, marketing efficiency and retain repeat customers and more organic growth

THE MARKET

THE PLUS SIZE INDUSTRY IS
GROWING 2X FASTER THAN
THE TOTAL APPAREL MARKET

The plus-size market is expected to grow to $24 billion in the U.S. by 2020, with an annual growth rate about twice that of the total clothing market*. More retailers are recognizing the need to be size-inclusive and cater to this underserved customer.

(USD Bil.)	2012	2016	TOTAL % CHANGE
WOMEN'S PLUS-SIZE CLOTHING	$17.4	$21.4	23.0%
ALL CLOTHING	$281.5	$309.4	9.9%

SOURCE: NPD/US Bureau of Economic Analysis Coresight Research

And We're Not The Only Ones Who Have Noticed

Companies are recognizing the value of appealing to the plus size woman and the market is ripe for opportunity and growth, especially with an innovative product that solves problems.



WHAT WE DO

PRODUCTS BUILT, **DESIGNED,** AND **TESTED** BY CUSTOMERS

All of our bra styles are designed based on customer feedback - because we believe it is incredibly important to design around what our customer needs and wants, vs what we *think* she needs. Each of our current styles was purposefully designed and tested extensively on real women; and each incorporates features that solve problems the D+ woman faces on a daily basis.



MARJORY
T-SHIRT

A redesign from our first collection, Marjory is your everyday, go-to t-shirt bra.

- Wide, smoothing 4-hook back
- Rose gold hardware
- Adjustable straps



NAOMI
CONVERTIBLE

Designed based on customer requests, Naomi is the definition of function meets fashion.

- Smoothing, side mesh overlay
- Rose gold hardware
- Straps with 4-points of adjustment



EVIE
FRONT CLOSURE

Based on customer requests, Evie is a front closure, racerback style that is beautiful and supportive.

- Silver hardware, front closure
- Mesh triangle racerback
- Wide, smoothing band



HOW WE EMPOWER

WE BUILD **AUTHENTIC** COMMUNITY

Women Want to be *Heard*

Women want to be heard - they want products that are designed for their bodies, their shapes, and their needs. This means that there are more opportunities for Trusst to make a difference in this space. Our customers are the most valuable part of our brand.



> OMG – they are *so comfy*
> AND my girls look great.
> *Choirs of angels singing great.*
> So comfortable I literally
> *fell asleep in it.*
> – Shereen A.

Board of Trusstees Are Growing the Trusst Voice

The Board of Trusstees are brand ambassadors who love Trusst bras so much that they become an extension of our team by telling the story of how Trusst bras have affected them both physically and emotionally.

- BOT members create their own, authentic content through their own organic networks
- They help generate buzz about the brand because they believe in the brand, not because they are paid to do so



Press really like us too!

BUSTLE Inc. Health
InStyle Forbes ~CURVYFASHIONISTA
BUSINESS INSIDER WWD Core77

THE VISION

A **LEADER** IN BRA INNOVATION

Our vision is to build a stand-alone business that is the leading intimates brand for

Our vision is to build a stand-alone business that is the leading intimates brand for the plus size consumer. We believe that we have a huge growth opportunity for a segment of the market who has long felt underserved and ignored.

In addition, we aim to be the following:

- A leader in innovation and problem-solving for the plus size consumer in the intimates and apparel industries
- A brand that promotes body positivity and encouragement for authenticity, self-expression, and education through promoting women in STEM and partnering with like-minded organizations
- A female-led and employee-owned company that is inclusive and attracts the best talent

THE BUSINESS PLAN

GROWING A **HOUSEHOLD** NAME

Our goal is to build a stand-alone business that is a leader in the industry *and* a household name every woman turns to first. We are currently a 100% digitally native, direct to consumer business focused on driving growth in the United States.



Supply Chain

We have a 3-part manufacturing system with multiple factories in Asia (primarily China) and an experienced team to manage the entire supply chain process. Our product is scaleable and reach low costs and high margins as we grow. In addition to manufacturing, we have a logistics partner who manages all of our inbound and outbound shipping and storage needs.

E-commerce

Our direct to consumer business is the majority of our revenue growth to date and is the fastest way to grow our audience and customer base. We drive trial, educational messaging, and imagery that showcases the differences between our 3D technology and all other 2D bras.


THEIRS
OURS
Trusst bras support from your core, resulting in comfort and better posture
TRUSST

Continuing to Innovate on Products That Make a Difference

We are continuing to grow our product assortment through innovative designs in styles. As mentioned earlier, we listen to our customers to make sure we are giving her what she wants and needs to benefit her lifestyle, in best-selling colors and with materials that are comfortable and high-tech.

Here is what we are planning for our next big launches:

- 2020 - full coverage style



- 2020 - full-coverage style
- 2021 - sports (provisional patent in-progress)
- 2022 - strapless

3D in a 2D World

We get it – trying a new 3D product in a 2D digital world can be really hard. This is why we see a huge potential for in-store presence as we grow. We currently have a showroom at our Pittsburgh offices, where we offer fittings, events, and a space for the community. We plan to expand on our locations as we grow, because we have an **almost perfect track record of conversion** when she is able to feel the product and experience the benefits through trial in-store.

HOW WE ARE DIFFERENT

A DEFENSIBLE TECHNOLOGY

The Trusst technology is patented through a utility patent in the United States and China, and is pending in Canada and Hong Kong. It is defensible and protectable. Our unique team also continues to innovate - filing additional patent ideas and exploring unique methods for manufacturing and use of materials, both hard and soft. That is why you will find a unique, antimicrobial and wicking fabric as the lining in each of our bras - because **we believe in solving every problem of the wearer's experience**, not just one part. Our customers deserve the best.

WHAT IS INSIDE YOUR TRUSST BRA?

Because of our IP, Trusst has a physical product differentiation. While most other bra companies (long-standing or newer start-ups) focus on fit and the purchasing experience, **we have even more to offer** because of our 3D support technology.

We Build Our Products Specifically For Our Consumer

While every other brand else is selling a "generic" product to their customer irrespective of their differences, i.e. a scaled up version of the same technology







irrespective of their differences, i.e. a scaled up version of the same technology, Trusst has built a product specifically based around the customers' specific needs. **Our technology is not just better, it's also better *tuned*** to meet the customer where her needs exist most. This is why our product is superior - because we have a thoughtful, problem-solving approach to not just make a bra in a size that fits, but also **through a support system that enables her lifestyle.**

OUR TEAM

NOT YOUR AVERAGE **RETAIL** TEAM

Trusst was founded by women with backgrounds in science, engineering, and industrial design. By listening to and **working *with* the consumer**, they were able to innovate using different R&D methods - CAD-based simulation, 3D printing, and rapid sewn prototypes - developing a patented system unlike any other on the market. The current **Trusst team has a lot of industry experience** and brings additional background from a variety of retail and technology companies, including American Eagle, Aerie, Under Armour, ModCloth and Victoria's Secret.

WHY INVEST

We have an **innovative, first-to-market and defensible technology paired with an experienced team in a growing industry**. Our customers are loyal to the brand because of the **benefits the product brings to their physical and emotional well-being**. Our current investors are supportive and resourceful, and we are connected within the industry and positioned to scale.
Your participation in this round will help **support the millions of women in America** (and throughout the world, as we grow) who are on a search for a better, more functional and comfortable bra to enhance their lifestyle.
Trusst Brands will soon become a household name, and we are excited to invite you along for the journey!

> "Absolutely *love this bra.*
> The support system is like no other bra
> *I have ever had.*
> - Joan C."

alphalab gear
AlphaLab Gear
The company began its journey through the AlphaLab Gear accelerator, a 9-month program based in Pittsburgh, PA.
September 2014
KICKSTARTER
Kickstarter complete
Trusst successfully raised almost $80k, more than tripling the initial goal.
May 2015
E-commerce launch
The first 3 styles launched online, beginning the e-commerce journey.
October 2016
December 2017
Achieve $75,000 in gross revenue for the year
In our first full year of commercial operation,
$1.2M Equity Round
Seed Equity Round closed
November 2018
December 2018
Achieve 4x Gross Revenue growth for the year
In our 2nd full year in business, we delivered
Launched on StartEngine
Now YOU can own a part of our company!
August 2019
March 2020
First full cup redesign completed (ANTICIPATED)
Our first "bottom up" redesign of our
Launch new Full Coverage bra (ANTICIPATED)
Our first full coverage bra will be delivered into the markeplace
July 2020
October 2020
Redesign of Naomi, Marjory, and Evie (ANTICIPATED)
Our core 3 bras will be fully redesigned with
Launch of our first Sports Bra (ANTICIPATED)
First ever Sports Bra with embedded Trusst technology delivered
July 2021

we were able to deliver $75,000 in gross revenue.

$406,000 in gross revenue - a 4x growth over FY 2017

patented cup technology will be delivered

our newly improved cup

In the Press

Forbes *BUSTLE* **Inc.**

SHOW MORE

Meet Our Team



Bill Besselman
CEO

Bill Besselman is an experienced entrepreneur with a demonstrated history of strategic and operational leadership in the consumer and retail industries. He began his career at Mckinsey, followed by leadership positions at multiple retail companies, including Aerie, American Eagle Outfitters, and Under Armour. His background sets a foundation for scaling a world-class brand in the intimates space.





Sophia Berman
Founder

Sophia Berman is the founder of Trusst. She applied her industrial design and engineering background to address a problem faced by millions of women - how to find comfort and support in her bra. As a graduate of Carnegie Mellon University with a degree in industrial design, Sophia has over 10 years of experience in various roles designing products for major consumer brands. She is a problem-solver by nature and together with a team of incredibly talented women, she developed a revolutionary, patented support system for



Jay Hirsh
Board Member

Jay Hirsh is the managing partner at Break Trail Ventures. BTV partners with entrepreneurs who are breaking trail in their industry, creating best-in-class products, and leading the way for future generations. They invest at the intersection of lifestyle/ consumer products, natural products, and innovative tech-enabled enterprise. Prior to BTV, Jay spent 8 years with Victoria's Secret in a variety of capacities ranging from inventory management to production and sourcing.





Betsy Shumacher
Board Member

Betsy Schumacher is a retail veteran with over 30 years of experience in Merchandising, Brand Building, Both Brick & Mortar and Web, Wholesale and International. Since October of 2018, Ms. Schumacher has been the EVP of Bodycare at Bath and Body works. Ms. Schumacher leads the team that is responsible for the Product Strategy, Development and Execution of this 2B dollar business at the Brand. Prior roles include Aerie, Gap, 77kids and Outdoor Voices.



D+ women. Sophia is passionate about
continuing to create new technologies to
improve the way you feel, and think about,
your lingerie.



Offering Summary

Company :	Bazooka Jane Inc. dba Trusst Brands
Corporate Address :	6600 Hamilton Avenue, Pittsburgh, PA 15206
Offering Minimum :	$9,999.78
Offering Maximum :	$106,999.04
Minimum Investment Amount (per investor) :	$177.48

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	5,747
Maximum Number of Shares Offered :	61,494
Price per Share :	$1.74
Pre-Money Valuation :	$9,986,143.62

- Perks for all investors:
  - Direct product feedback channel
  - Access to events in our showroom, including free use of the space (within scheduled slots)
- Tiered share bonuses for early investors:
  - 10% bonus shares for investment in the first week of the campaign
  - 5% bonus shares for investment in the 2nd thru 3rd week of the campaign
- Tiered perks for large scale investments:
  - Investment above $5,000 will receive an invite to our annual "Trusst Us" celebration
  - Investment above $15,000 will be invited to join an office lunch with the Trusst team
  - Investment above $25,000 will be featured on our website alongside our "Board of Trusstees"

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Trusst Brands to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500



I'm not a robot
reCAPTCHA
Privacy - Terms

Post



About
Blog
About Us
What Is Equity Crowdfunding
FAQ
$100M+ Raised
Press Inquiries

Companies
How It Works
Why StartEngine
FAQ
Funded Companies

Join
Edit My Campaign
Investors
Careers
Get $1,000/Give $1,000
Earn 10% Bonus Shares

Legal
Terms of Use
Privacy Policy
Disclaimer
Annual Reports



Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investments on StartEngine are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Exhibit D to Form C

VIDEO TRANSCRIPT

Sophia Berman:

People always ask me why I founded Trusst. To be honest, it was because so many women in my life had so many problems finding actually supportive and comfortable bras. I couldn't find another brand that was providing this. So naturally, as a trained industrial designer, I thought I could do this better. Pairing my background with a team of incredibly talented women was an exciting challenge. We work together to engineer our current solution discussing each problem the D plus woman faces one by one until we had come up with our patented system. Our technology features a truss design, inspiration pulled from actual bridges, which is the principle reason behind the comfort and support in our bras. When you wear our bras, you'll notice you feel relief on [inaudible 00:00:46].

Sophia Berman:

Our bras counterbalance your breast wait from underneath, freeing the pressure from your shoulders and helping you to maintain a better posture. Why is this so revolutionary? Let me explain. As sizing increases in traditional underwire bras, the underwire is simply scaled up. What happens with the design flaw of trying to solve the three dimensional challenge with a two dimensional tool is that larger bust sizes actually find themselves effected by more pain-points, digging, poking underwires, back and neck strain, and shoulder dents. All due to a lack of support from underneath. The current design approach to building a bra for the plus size consumer actually makes the base bra product worse.

Sophia Berman:

When you put on a Trusst bra, you'll feel the difference. That's because we've created a product that actually does what it says it's going to. Our mission at Trusst is all about comfort redefined by women. Our team truly listens to our customer and we actually make changes based on what she tells us. We're all about supporting each woman, through the bra she wears, to the confident independent life she lives. Hearing customers call our bras life changing is incredibly rewarding and inspiring. Trusst will never stop advancing technology to improve the lives of women.

StartEngine Trusst Video

Because of Trusst, I can go wire-free for any occasions.

Because of Trusst, I can stand taller.

Because of Trusst, I can wear my bra all day.

Because of Trusst, I can finally feel supported by my bra.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:09 AM 08/15/2014
FILED 11:04 AM 08/15/2014
SRV 141075579 - 5587167 FILE

CERTIFICATE OF INCORPORATION
OF
BAZOOKA JANE, INC.

FIRST: The name of the corporation is Bazooka Jane, Inc. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 222 Delaware Avenue, Suite 1200, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is ATA Corporate Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is One Million (1,000,000) shares of common stock with a par value of $0.001 per share.

FIFTH: The name and mailing address of the incorporator are as follows:

NAME	ADDRESS
Denise M. Frawley	Saul Ewing LLP 222 Delaware Avenue Suite 1200 Wilmington, DE 19801

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director derived an improper personal benefit, it being the intention of this Article Eighth that a director of the Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

NINTH: Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or office of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, whether the basis of such action, suit or proceeding is any alleged action in an official capacity as director, officer or representative, or in any other capacity while serving as a director, officer or representative, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith; provided, however, that the Corporation shall indemnify any such person in connection with any action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of the Corporation. Such right shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any action, suit or proceeding in advance of its final disposition upon delivery to the Corporation of an undertaking, by or on behalf of such person, to repay all amounts so advanced unless it should be determined ultimately that such person is entitled to be indemnified under this Article Ninth or otherwise.

TENTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ELEVENTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

I, the undersigned, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, acknowledging the penalty of perjury, hereby declaring and certifying that this instrument is my act and deed and the facts herein stated are true, pursuant to 8 *Del. C.* §103(b)(2) and accordingly have hereunto set my hand this 15th day of August, 2014.

Denise M. Frawley

Denise M. Frawley

634935.1 8/15/14



Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BAZOOKA JANE, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF NOVEMBER, A.D. 2018, AT 2:10 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5587167 8100
SR# 20187480683

Authentication: 203836811
Date: 11-05-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 11/05/2018
FILED 02:10 PM 11/05/2018
SR 20187480683 - File Number 5587167

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BAZOOKA JANE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Bazooka Jane, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Bazooka Jane, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 15, 2014.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Bazooka Jane, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1201 N. Market Street, Suite 2300, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is ATA Corporate Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,000,000 shares of Common Stock, $0.001 par value per share (**"Common Stock"**); (ii) and 3,372,985 shares of Preferred Stock, $0.001 par value per share (**"Preferred Stock"**).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

Of the authorized and unissued Preferred Stock of the Corporation (i) 1,412,201 shares are hereby designated **"Seed Stock"**, and (ii) 1,960,784 shares are hereby designated **"Series A Preferred Stock"**. The Seed Stock and the Series A Preferred Stock, respectively, have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends.

1.1   Series A Preferred Stock Dividend Preference. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock (the **"Series A Preferred Stock Dividend Preference"**) in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1.1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The **"Series A Original Issue Price"** shall mean $1.0200 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

1.2   Seed Stock Dividend Preference. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation), after payment in full of the Series Preferred Stock Dividend Preference in accordance with Section 1.1 above, the holders of the Seed Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Seed Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Seed Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Seed Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Seed Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1.2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Seed Stock dividend. The **"Seed Original Issue Price"** shall mean $1.0200 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Seed Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Seed Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) 1.0 times the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into

Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence per share of Series A Preferred Stock is hereinafter referred to as the **"Series A Liquidation Amount"**). If upon any such liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, such assets or Available Proceeds, as applicable, shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of such assets or Available Proceeds, as applicable, in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Seed Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, after the payment in full of the Series A Liquidation Amount with respect to each share of Series A Preferred Stock outstanding immediately prior to such event, the holders of shares of Seed Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or the Available Proceeds, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) 1.0 times the Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Seed Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence per share of Seed is hereinafter referred to as the **"Seed Liquidation Amount"**). If upon any such liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, such assets or Available Proceeds, as applicable, shall be insufficient to pay the holders of shares of Seed Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Seed Stock shall share ratably in any distribution of such assets or Available Proceeds, as applicable, in proportion to the respective amounts which would otherwise be payable in respect of the shares of Seed Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, after the payment in full of the Series A Liquidation Amount with respect to each share of Series A Preferred Stock outstanding immediately prior to such event and after the payment in full of the Seed Liquidation Amount with respect to each share of Seed Stock outstanding immediately prior to such event, any remaining assets of the Corporation available for distribution to its stockholders or any remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

        (a)   a merger or consolidation in which

        (i)   the Corporation is a constituent party or

        (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

        (b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, intellectual property rights),or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

        2.4.2   Effecting a Deemed Liquidation Event.

        (a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

        (b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation (the "**Board of Directors**")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series A Preferred Stock pursuant to this Subsection 2.4.2(b). Prior to the distribution or redemption provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3 <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

2.4.4 <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.4.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. <u>Voting</u>.

3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock or Seed Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock or Seed Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock and Seed Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Series A Directors**"), and the holders of record of the shares of Common Stock and the holders of record of the shares of Seed Stock, together as a separate class and on an as-converted to Common Stock basis, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock and Seed Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock and Seed Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and the Seed Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3   Series A Preferred Stock Protective Provisions. At any time when at least 250,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (the "**Bylaws**");

3.3.3   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

3.3.5   cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of at least one Series A Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.6   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of at least one Series A Director;

3.3.7   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Series A Director;

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors.

4. Optional Conversion.

The holders of the Series A Preferred Stock and the holders of the Seed Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Series A Preferred Stock Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to the Series A Original Issue Price. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Seed Stock Conversion Ratio. Each share of Seed Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Seed Original Issue Price by the Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Seed Conversion Price**" shall initially be equal to the Seed Original Price. Such initial Seed Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below

4.1.3 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock or Seed Stock.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock or Seed Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock or Seed Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Series A Preferred Stock or Seed Stock to voluntarily convert shares of Series A Preferred Stock or Seed Stock, as applicable, into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock or Seed Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock or Seed Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock or Seed Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock or Seed Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock or Seed Stock, as applicable, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock or Seed Stock, as applicable, represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in <u>Subsection 4.2</u> in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock or Seed Stock converted.

4.3.2   <u>Reservation of Shares</u>. The Corporation shall at all times when the Series A Preferred Stock or Seed Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock and Seed Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock and Seed Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock and Seed Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.   Before taking any action which would cause an adjustment reducing the Series A Conversion Price or Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or Seed Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price or Seed Conversion Price, as applicable.

4.3.3   <u>Effect of Conversion</u>. All shares of Series A Preferred Stock and Seed Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in <u>Subsection 4.2</u> and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock or Seed Stock accordingly.

4.3.4   <u>No Further Adjustment</u>.   Upon any such conversion, no adjustment to the Series A Conversion Price or Seed Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock or Seed Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this <u>Section 4</u>.   The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors including the approval of at least one Series A Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each

12

case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors including the approval of at least one Series A Director; or

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors including the approval of at least one Series A Director .

4.4.2   No Adjustment of Series A Conversion Price.   No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Subsection 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

      (a)   <u>Cash and Property</u>: Such consideration shall:

          (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

          (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

          (iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

      (b)   <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

          (i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of <u>Subsection 4.4.4</u> then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.   The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $10.20 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors including the approval of at least one Series A Director; or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock and Seed Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and 4.1.2. and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Series A Preferred Stock and Seed Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock and Seed Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock and Seed Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock and Seed Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock and Seed Stock converted. Such converted Series A Preferred Stock and Seed Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6.   Redemption.

6.1   General.   Unless prohibited by Delaware law governing distributions to stockholders, shares of Series A Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (A) 3.0 times the Series A Original Issue Price per share, plus all declared but unpaid dividends thereon; and (B) the Fair Market Value (determined in the manner set forth below) of a single share of Series A Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "**Redemption Price**"), in three (3) annual installments commencing not more than thirty (30) days after receipt by the Corporation at any time on or after November 1, 2025 from the holders of at least two-thirds of the then outstanding Series A Preferred Stock, of written notice requesting redemption of all shares of Series A Preferred Stock (the "**Redemption Request**").   Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders.   For purposes of this Subsection 6.1, the Fair Market Value of a single share of Series A Preferred Stock shall be the value of a single share of Series A Preferred Stock as mutually agreed upon by the Corporation and the Requisite Holders, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the Requisite Holders.   The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "**Redemption Date.**"   On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series A Preferred Stock owned by each holder, that number of outstanding shares of Series A Preferred Stock determined by dividing (i) the total number of shares of Series A Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Shares (as such term is defined in Subsection 6.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence.   If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series A Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2   Redemption Notice.   The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Series A Preferred Stock not less than twenty (20) days prior to each Redemption Date.   Each Redemption Notice shall state:

(a)   the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b)   the Redemption Date and the Redemption Price;

(c)   the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

21

(d)   for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

6.3   Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

6.4   Interest. If any shares of Series A Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12%) (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"), provided, however, that the Corporation shall take all such actions as may be necessary, including without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.5   Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7.   Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

8.   Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the Requisite Holders. Any of the rights, powers, preferences and other terms of the Seed Stock set forth herein may be waived on behalf of all holders of Seed Stock by the affirmative written consent or vote of the holders of a majority of the Seed Stock then outstanding.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through provisions of the Bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or of Seed Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

1. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

2. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[signature page follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 5th day of November, 2018.



BAZOOKA JANE, INC.

By: _____

Name: William Besselman

Title: Chief Executive Officer